FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

January 19, 2006

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

RUE OSSEGHEM 53

B-1080 BRUSSELS, BELGIUM

(Address of principal executive offices)

*	The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Delhaize Group Reports Preliminary 2005 Sales of EUR 18.6 Billion

Full Year 2005 Sales:

•	Comparable store sales growth of +1.1% in the U.S.

•	Sales growth of +4.1% compared to +3.6% in 2004 at identical exchange rates, within the company guidance of a +3.5% to +4.5% sales increase

Fourth Quarter 2005 Sales:

•	Sales growth of +5.4% at identical exchange rates, making it the strongest quarter of 2005

•	Sales increase by +12.2% due to organic sales growth of 3.4%, Cash Fresh and Victory acquisitions and stronger U.S. dollar

•	Comparable store sales growth of +2.5% in the U.S.

CEO COMMENTS

“Our main satisfaction for the fiscal year 2005 has been an improving sales trend during the year, with the strongest sales dynamics in the fourth quarter. We have been particularly pleased with the sales upturn at Food Lion, our largest U.S. banner, in the second half of the year. In 2005, Delhaize Group succeeded for the third consecutive year to accelerate its underlying sales momentum”, said Pierre-Olivier Beckers, President and Chief Executive Officer of Delhaize Group.

FULL YEAR 2005 SALES

In 2005, Delhaize Group achieved net sales and other revenues of EUR 18.6 billion compared to EUR 17.9 billion the prior year, an increase of 4.2%. At identical exchange rates, net sales and other revenues grew by +4.1%, within the company guidance range of an expected +3.5% to +4.5% sales growth in 2005.

Organic sales growth of Delhaize Group amounted to 2.2% in 2005, due to:

•	good sales momentum at Food Lion and continued strong sales at Hannaford, resulting in a comparable store sales growth of 1.1% at the U.S. operations;

•	softer sales performance at Delhaize Belgium following the weaker consumer spending and the tougher competitive environment throughout the year, resulting in a -1.1% comparable store sales decline.

The 2005 sales evolution was impacted by:

•	the acquisition of 43 Cash Fresh supermarkets in Belgium consolidated from May 31, 2005;

•	the acquisition of 19 Victory supermarkets in the U.S. consolidated from November 26, 2004;

Delhaize Group ended 2005 with a sales network of 2,636 stores, a net increase of 71 stores compared to the previous year (including the acquisition of 43 Cash Fresh and the sale of 11 Delvita stores in Slovakia).

FOURTH QUARTER 2005 SALES

In the fourth quarter of 2005, net sales and other revenues of Delhaize Group amounted to EUR 5.0 billion, an increase of 12.2% compared to 2004, significantly impacted by the strengthening of the U.S. dollar by 9.2% against the euro compared to the last quarter of 2004. At identical exchange rates, net sales and other revenues would have grown by 5.4% in the fourth quarter of 2005 because of strong organic sales growth and the acquisitions of Victory in the U.S. and Cash Fresh in Belgium. Organic sales growth of Delhaize Group was 3.5% in the fourth quarter of 2005, supported by strong comparable store sales growth of 2.5% in the U.S., partially offset by a comparable stores sales decline of -1.9% in Belgium.

SEGMENT REPORTING: Net Sales and Other Revenues (unaudited)

In 2005, the contribution of the U.S. operations to the net sales and other revenues of Delhaize Group was USD 16.6 billion (EUR 13.3 billion), an increase of 4.4% over 2004. Comparable store sales increased by 1.1% in 2005, accelerating throughout the year to a strong +2.5% increase in the fourth quarter of 2005.

In the fourth quarter of 2005, the net sales and other revenues contribution of Delhaize U.S. was USD 4.2 billion (EUR 3.5 billion), an increase of 5.1% compared to 2004. Fourth quarter sales were supported by strong sales at Food Lion, as a result of effective price, promotion and marketing initiatives, improved execution in the stores, the successful re-launch of the Greensboro and Baltimore markets and store closings by Winn-Dixie, a major competitor in the Southeast of the U.S. Sales were also supported by continued strong sales at Hannaford and the acquisition of Victory Super Markets, where sales momentum picked up gradually throughout the quarter after the completion of the conversion of all stores to the Hannaford brand during the previous quarter.

In 2005, many sales building initiatives were implemented. During the summer months, Food Lion introduced major improvements to its Bloom stores, particularly in its fresh and specialty assortments. In the fall, it also launched three test stores under the banner Bottom Dollar, a new deep discount concept. In Florida, 19 Sweetbay Supermarket stores were added through store openings and remodels, resulting in a total of 25 Sweetbay stores at the end of 2005.

Delhaize Group finished the year 2005 with 1,537 supermarkets in the U.S. During 2005, Delhaize Group opened or acquired 42 new stores in the U.S., including 11 relocated stores, resulting in an increase of 14 stores, net of 17 store closings. In addition, in 2005, Delhaize Group remodeled and expanded 176 supermarkets in the U.S. (including 19 Victory stores converted to the Hannaford banner) and converted 12 Food Lion stores to Harveys.

In 2006, Delhaize Group expects to open 54 new supermarkets in the U.S., including 10 stores in the new market of Greenville, South Carolina, and nine relocated stores. Delhaize Group plans to close 19 stores in the U.S., resulting in a net increase of 26 stores to a total number at the end of 2006 of 1,563 stores. Furthermore, six Food Lion stores will be converted to the Harveys banner.

Approximately 158 U.S. stores will be remodeled or expanded in 2006. One additional market renewal, in Washington, will be completed in the second half of 2006. In 2006, all Kash n’ Karry operations in the markets of Tampa/St. Petersburg will be re-launched under the Sweetbay Supermarket brand, adding 48 supermarkets under the Sweetbay banner.

Delhaize Belgium posted net sales and other revenues of EUR 4.0 billion in 2005, an increase of 3.5% over 2004. Comparable store sales declined by -1.1% due to the weak economic environment, many competitive store openings and adjustments in Delhaize’s non-food offering. Sales were supported from June 2005 by the acquisition of Cash Fresh, a 43 store chain mainly located in the northeast of Belgium.

In the fourth quarter of 2005, net sales and other revenues amounted to EUR 1.1 billion, an increase by 6.8% over 2004. Comparable store sales, which are adjusted for calendar effects, declined by -1.9%. Comparable store sales were negatively impacted by three days of strikes in reaction to Belgian governmental measures amending the state retirement system.

During the fourth quarter, the market share of Delhaize Belgium grew due to the acquisition of Cash Fresh, while during the whole year market share decreased from 25.7% to 25.5% (source: AC Nielsen). In 2005, the sales network was extended by 61 stores to 808 at year-end (of which 43 Cash Fresh stores acquired in May 2005), including 29 stores in the Grand Duchy of Luxembourg and two stores in Germany. In addition, 15 supermarkets were remodeled in Belgium in 2005.

In 2006, 38 stores, including three company-operated supermarkets will be added to the sales network of Delhaize

Belgium, bringing the total to 846 stores at the end of 2006. Delhaize Belgium plans to remodel 8 stores in 2006. In addition, Delhaize Belgium will start the change-over of Cash Fresh stores to Delhaize banners and continue the enlargement of its distribution center facilities.

In 2005, net sales and other revenues in Greece increased by 4.0% to EUR 908.0 million. During the fourth quarter of 2005, net sales and other revenues amounted to EUR 254.2 million, 4.6% more than in the comparable quarter in 2004. Sales growth accelerated during the year due to the success of price reductions at the beginning of the year and an increasing number of store openings.

In 2005, Delhaize Group increased the number of stores operated in Greece by six to a total of 135 stores. In 2006, the sales network of Alfa-Beta is expected to be extended by 19 stores. This will bring the total to 154 stores in Greece.

In the fourth quarter of 2005, Delhaize Group took advantage of opportunities to buy 1.1 million shares of Alfa-Beta, increasing its total shareholding in its Greek subsidiary by 8.8 percentage point from 51.9% to 60.7%.

In 2005, the contribution of the Emerging Markets (Czech Republic, Romania and Indonesia) to Delhaize Group’s net sales and other revenues amounted to EUR 400.1 million, an increase of 5.7% versus the prior year due to good sales momentum in Indonesia and Romania.

The sales network of Delhaize Group in its Emerging Markets included 156 supermarkets at year-end (166 in 2004). Of these, 94 were located in the Czech Republic, 16 in Romania and 46 in Indonesia. In 2006, Delhaize Group expects to increase its sales network in its Emerging Markets by 13 stores to a total of 169 stores.

2006 OUTLOOK ON STORE OPENINGS AND CAPITAL EXPENDITURES

Delhaize Group plans to increase its sales network in 2006 by 96 stores net to a total of 2,732. For 2006, Delhaize Group expects capital expenditures (excluding finance leases) of approximately EUR 770 million, including approximately USD 700 million for the U.S. operations of the Group (translated into EUR at the average exchange rate of 2005 of 1 EUR = 1.2441 USD).

DELHAIZE GROUP

Delhaize Group is a Belgian food retailer present in eight countries on three continents. At the end of 2005, Delhaize Group’s sales network consisted of 2,636 stores. In 2005, Delhaize Group posted EUR 18.6 billion (USD 23.2 billion) in sales. In 2004, Delhaize Group realized net earnings of EUR 299.8 million (USD 372.9 million). At the end of 2004, Delhaize Group employed approximately 138,000 people. Delhaize Group is listed on Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

FINANCIAL CALENDAR

•	Press release - 2005 fourth quarter and full year results: March 15, 2006

•	Press release – 2006 first quarter results: May 12, 2006

•	Ordinary general meeting of shareholders: May 24, 2006

•	Press release – 2006 second quarter results: August 10, 2006

•	Press release – 2006 third quarter results: November 9, 2006

IFRS INFORMATION

This press release has been prepared on the basis of International Financial Reporting Standards (IFRS) recognition and measurement principles issued by the International Accounting Standards Board (IASB) and interpretations of the Standing Interpretations Committee (SIC) and the International Financial Reporting Interpretations Committee (IFRIC) effective for 2005 reporting. These rules are subject to ongoing review and interpretations by the IASB and IFRIC. As a result, the Group may need to review some accounting treatments used for the purpose of this publication prior to the preparation of the first complete set of IFRS financial statements for the year ended December 31, 2005.

More information on the implications for Delhaize Group of the change in reporting standards from Belgian GAAP to IFRS was made available on May 4, 2005 and June 29, 2005, in the documents “Delhaize Group: Transition to IFRS - preliminary financial information”, to be found on Delhaize Group’s website. These documents include a reconciliation of the quarterly results of 2004 from Belgian GAAP to IFRS.

DEFINITIONS

Comparable store sales: sales from the same stores, including relocations and expansions, and adjusted for calendar effects

Organic sales growth: sales growth, excluding sales from acquisitions and divestitures, at identical currency exchange rates

Net sales and other revenues: product sales to retail and wholesale customers and point of sale services to retail customers. Net sales and other revenues are from continuing operations and exclude V.A.T. and sales taxes

In its financial communication, Delhaize Group uses certain non-GAAP measures. Delhaize Group does not represent these measures as alternative measures to net earnings or other financial measures determined in accordance with IFRS. These measures as reported by Delhaize Group might differ from similar titled measures by other companies. We believe that these measures are important indicators of our business and are widely used by investors, analysts and other parties. In the press release, the used non-GAAP measures are reconciled to financial measures determined in accordance with IFRS.

Contacts

Guy Elewaut: + 32 2 412 29 48

Geoffroy d’Oultremont: + 32 2 412 83 21

Hans Michiels: + 32 2 412 83 30

Ruth Kinzey (U.S. media): + 1 704 633 82 50 (ext. 2118)

Amy Shue (U.S. investors): + 1 704 633 82 50 (ext. 2529)

This press release is available in English, French and Dutch. You can also find it on the web site http://www.delhaizegroup.com. Questions can be sent to investor@delhaizegroup.com.

Some of the statements in this press release and other written and oral statements made from time to time by Delhaize Group and its representatives are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of Securities Exchange Act of 1934, as amended, and involve a number of risks and uncertainties. These statements include, but are not limited to, statements about strategic options, future strategies and the anticipated benefits of these strategies. These forward-looking statements generally can be identified as statements that include phrases such as “believe”, “expect”, “anticipate”, “intend”, “plan”, “foresee”, “likely”, “will”, “should” or other similar words or phrases. Although such statements are based on current information, actual outcomes and results may differ materially from those projected depending upon a variety of factors, including, but not limited to, changes in the general economy or the markets of Delhaize Group, in consumer spending, in inflation or currency exchange rates or in legislation or regulation; competitive factors; adverse determination with respect to claims; inability to timely develop or remodel stores; and supply or quality control problems with vendors. Additional risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize Group’s Annual Report on Form 20-F for the year ended December 31, 2004 and other periodic filings made by Delhaize Group and Delhaize America with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. Delhaize Group and Delhaize America disclaim any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET
CIE “LE LION” (GROUPE DELHAIZE)

Date: March 6, 2006	By:	/s/ Michael R. Waller
Michael R. Waller
Executive Vice President